

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class B common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to make a final distribution to shareholders who were shareholders immediately prior to this offering, including some of our directors and officers, relating to the termination of our "S" corporation status in an amount equal to 100% of our cumulative undistributed taxable income from the date of our formation through   , 2015, which we currently estimate to be $51.1 million. The final "S" corporation distribution will include an amount of income based on our expected results of operations for the full 2015 calendar year, which is our 2015 tax year, prorated from January 1, 2015 through the date of our conversion to a "C" corporation, unless otherwise required by law. This prorated amount may be increased based on our actual results of operations for the 2015 calendar year. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note in the aggregate principal amount of $46.3 million which we intend to use to fund part of this final distribution. The short-term note will bear interest at the one month London Interbank Offered Rate, plus 1.25% per annum, which was   % of the date of this prospectus, and will be due and payable upon the receipt of proceeds from this offering. We intend to fund the balance of this final distribution with our cash on hand, our revolving line of credit or the net proceeds from this offering. We may use a portion of the net proceeds from this offering to repay borrowings under our revolving line of credit used to fund this balance, which would be $4.8 million based on the total estimated distribution of $51.1 million. The revolving line of credit bears interest at the same rate as the short-term note described above and matures in July 2018.

We estimate net proceeds in excess of the final "S" corporation distribution to be approximately $ million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use such excess proceeds to fund growth initiatives and other general corporate purposes, including approximately $34.0 million to $36.0 million to fund new retail store expansion and approximately $4.0 million to $6.0 million to fund infrastructure expenditures, including a new order management system, asset management system, assortment planning system and e-commerce platform. Our expected uses of net proceeds from this offering are based on our present plans, objectives and business condition. We have not specifically determined the timing of these expenditures, and our management will have discretion over when these proceeds are used. | The amounts and timing of our actual use of net proceeds will vary depending on a number of factors, including our cash flow from operations, the number of retail stores we open as part of our planned future retail store expansion, the timing of opening these new retail stores, the cost and payback period of these new retail stores and the systems, information technology and operational infrastructure necessary to support these new retail stores. We expect it will take approximately $2.0 million to $2.6 million in capital expenditures and starting inventory to open a new retail store. If we open a large number of stores relatively close in time, or if new retail stores have a higher opening cost or a longer payback period than our existing retail stores, our cash flow from operations may not be sufficient to support these openings and we may need to use the net proceeds from this offering more quickly to support this growth and the continuing operations of these new retail stores. Subject to the factors above and the growth and performance of our direct business on a standalone basis and relative to the growth and performance of our retail business, we may determine to use a portion of the net proceeds of this offering to fund additional systems, information technology, operational infrastructure and facilities to support our direct business. In addition, we may determine to use a portion of the net proceeds from this offering to license, acquire or invest in businesses, products or assets that are complementary to the Duluth Trading brand and our existing product lines. However, we have no current plans, commitments or obligations to do so.



USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class B common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to make a final distribution to shareholders who were shareholders immediately prior to this offering, including some of our directors and officers, relating to the termination of our "S" corporation status in an amount equal to 100% of our cumulative undistributed taxable income from the date of our formation through   , 2015, which we currently estimate to be $51.1 million. The final "S" corporation distribution will include an amount of income based on our expected results of operations for the full 2015 calendar year, which is our 2015 tax year, prorated from January 1, 2015 through the date of our conversion to a "C" corporation, unless otherwise required by law. This prorated amount may be increased based on our actual results of operations for the 2015 calendar year. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note in the aggregate principal amount of $46.3 million which we intend to use to fund part of this final distribution. The short-term note will bear interest at the one month London Interbank Offered Rate, plus 1.25% per annum, which was   % of the date of this prospectus, and will be due and payable upon the receipt of proceeds from this offering. We intend to fund the balance of this final distribution with our cash on hand, our revolving line of credit or the net proceeds from this offering. We may use a portion of the net proceeds from this offering to repay borrowings under our revolving line of credit used to fund this balance, which would be $4.8 million based on the total estimated distribution of $51.1 million. The revolving line of credit bears interest at the same rate as the short-term note described above and matures in July 2018.

We estimate net proceeds in excess of the final "S" corporation distribution to be approximately $ million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use such excess proceeds to fund growth initiatives and other general corporate purposes, including approximately $30.0 million to $33.0 million to fund new retail store expansion and approximately $7.0 million to $10.0 million to fund infrastructure expenditures, including a new order management system, asset management system, assortment planning system and e-commerce platform and office and distribution facilities. Our expected uses of net proceeds from this offering are based on our present plans, objectives and business condition. We have not specifically determined the timing of these expenditures, and our management will have discretion over when these proceeds are used. The amounts and timing of our actual use of net proceeds will vary depending on a number of factors, including our cash flow from operations, the number of retail stores we open as part of our planned future retail store expansion, the timing of opening these new retail stores, the cost and payback period of these new retail stores and the systems, information technology and operational infrastructure necessary to support these new retail stores. We expect it will take approximately $2.0 million to $2.6 million in capital expenditures and starting inventory to open a new retail store. If we open a large number of stores relatively close in time, or if new retail stores have a higher opening cost or a longer payback period than our existing retail stores, our cash flow from operations may not be sufficient to support these openings and we may need to use the net proceeds from this offering more quickly to support this growth and the continuing operations of these new retail stores. Subject to the factors above, we may determine to use a portion of the net proceeds of this offering to fund additional systems, information technology, operational infrastructure and facilities to support our direct business rather than investing in retail store expansion.